SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayers Roll Number 01.832.635/0001-18

Trade Board Filing Number 35.300.150.007

Joint-Stock Company

RECORD OF THE GENERAL EXTRAORDINARY MEETING

HELD ON APRIL 29, 2011

Place, Time and Date: In the registered office, at Av. Jurandir, 856, Lot 04, 1st Floor], Jardim Ceci, City of São Paulo, State of São Paulo, at 10:30 am (ten hours and thirty minutes), on April 29, 2011.

Call: Published in the Official Gazette of the State of São Paulo and in the Newspaper Valor Econômico, issue of April 13, 14 and 15, 2011.

Board: Ana Paula Rodrigues Matsuda – Chairwoman; Deborah Cristina Benites Soares – Secretary, composing the Board.

ESTABLISHMENT: The meeting was declared opened by the Chairwoman, upon attendance of the stockholders representing 85,54% of the capital stock entitled to vote, pursuant as to what is registered in the Stockholder’s Attendance Book.

AGENDA: Deliberate as to the following: (a) Election of Mr. Antônio Luiz Pizarro Manso, as new member of the Board of Directors, in replacement to the resigning Counselor, Mr. Alexandre Gonçalves Silva.

Resolutions: Upon the opening of tasks, was clarified that, in light of the majority election of the Board of Directors, on the General Ordinary Meeting held on April 04, 2011, the replacement of the herein resigning Counselor, object of this Meeting, would take place by the same system, for filling of the remaining term. Subsequently, unanimously, by the stockholders present and entitled to vote, was decided as to the following affairs:

(a) In face of the resignation presented by the Counselor Alexandre Gonçalves Silva, was elected to hold office in the Board of Directors, Mr. ANTONIO LUIZ PIZARRO MANSO, Brazilian, married, bearer of the Identity Card CREA-RJ number 17617 and enrolled with the Individual Taxpayers’ Roll under number 067.464.467-00, resident and domiciled at Rua Araguari, 817, suite 51, Indianópolis, ZIP CODE 04.514-041, São Paulo/SP. The herein elected counselor shall hold office for the term established for the other members of the Council, ending on April 30, 2012. The herein elected Counselor represents not to be involved in any crime precluding his performance of commercial activities, and, furthermore, not to be incapable, under terms of Law. The investiture of the herein elected Counselor will take place in this date, through signature of (i) the relevant Investiture Term, in the competent Book, and (ii) The Consent Term of the Administrators, pursuant to as required by Regulation of Differentiated Practices of Corporate Governance – Level 2, of the Stock Exchange of São Paulo – BOVESPA.

Final Statements: Was determined the issue of these records, in summary, as provided in paragraph 1 of article 130 of Law 6.404/76.

Conclusion: Nothing further at hand, and as no one requested the ground, the tasks were concluded with the issue of the present records, which, after read and approved by the parties present, was signed by all. São Paulo, April 29, 2011. (aa) Ana Paula Rodrigues Matsuda – Chairwoman of the Board, Deborah Cristina Benites Soares – Secretary. Stockholder: Ana Paula Rodrigues Matsuda, representing the stockholders: TAM – Empreendimentos e Participações S/A, Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro and João Francisco Amaro; and Julio Cezar Nabas Ribeiro, representing the stockholders: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AT&T UNION WELFARE BENEFIT TRUST, COLLEGE RETIREMENT EQUITIES FUND, COUNTRY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTRY, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM SAVINGS PLAN, JONH HANCOCK FUNDS II: INTERNACIONAL EQUITY INDEX FUND, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, MANAGED PENSION FUNDS LIMITED, NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF WYOMING, WYOMING STATE TREASURER, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, T ROWE PRICE FUNDS SICAV, T ROWE PRICE INTERNATIONAL FUNDS: T. ROWE PRICE LATIN AMERICA FUND, THE BRAZIL VALUE AND GROWTH FUND, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD. Exact copy issued in the relevant Book.

_______________________________

Deborah Cristina Benites Soares

Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.